INCAPITAL LLC

200 South Wacker Drive, Suite 3700

Chicago, Illinois 60606

January 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcentra Capital Corporation
Registration Statement on Form N-2, as amended
File No. 333-199622
Registration Statement on Form 8-A
File No. 001-36447

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Incapital LLC, as purchasing agent of the offering pursuant to the above-referenced Registration Statement on Form N-2, as amended (the “Registration Statement”), hereby join in the request of Alcentra Capital Corporation that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 12:00p.m. (Eastern time) on January 28, 2015 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement during the period beginning January 14, 2015:

To Whom Distributed

Prospective dealers, institutional investors and others

Number of copies

226

[Signature Page Follows]

In connection with the preliminary prospectus distribution, we have been informed by the participating dealers that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

INCAPITAL LLC

/s/ Christopher O’Connor

Name: Christopher O’Connor

Title: Managing Director